SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-50926

FREMONT INSURANCE COMPANY 401(K) PLAN

(Full Title of Plan)

FREMONT MICHIGAN INSURACORP, INC.

933 E. Main St.

Fremont, Michigan 49412

(Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Required Information

The Fremont Insurance Company 401(K) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedules are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified public accountant under 29 CFR 2520.104-46.

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 1 - Plan Assets and Liabilities

(Unaudited)

	December 31, 2005	December 31, 2004
Total plan assets	$3,118,605	$2,618,309
Total plan liabilitites	730	595

Net plan assets	$3,117,875	$2,617,714

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 2 - Income, Expenses

and Transfers for this Plan Year

(Unaudited)

Year ended December 31, 2005
Additions:
Employer contributions	$102,405
Participants’ contributions	207,464
Other income	471,044

Total additions	780,913

Deduction - Benefits paid	280,752

Net income	$500,161

Fremont Insurance Company 401(K) Plan

Form 5500, Schedule I, Part 1, Line 3d - Specific Assets

(Unaudited)

December 31, 2005
Fremont Michigan InsuraCorp, Inc. Common Stock	$651,073

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2006

FREMONT INSURANCE COMPANY 401(K) PLAN

By:	/s/ Richard E. Dunning
Richard E. Dunning, Trustee

By:	/s/ Marvin R. Deur
Marvin R. Deur, Trustee

By:	/s/ Chris Streichhirsch
Chris Streichhirsch, Trustee